UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 1, 2025

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On May 31, 2025, Ms. Fangqin Lin notified the Company of her resignation as an independent director, effective June 1, 2025.

The Company is in the process of identifying a suitable replacement and expects to fill the vacancy by June 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: June 5, 2025	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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